Exhibit 99.1

NEWS RELEASE

Endeavour Silver Sustainability Review 2012 and Outlook 2013
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Vancouver, Canada – February 13, 2013 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) is pleased to review its corporate sustainability activities and accomplishments in 2012 and its sustainability short term plans and goals for 2013.

Corporate sustainability at Endeavour means more than just conducting our business in an ethical manner. It means that we aim to improve the standard of living for all of our shareholders, employees and the communities in which we work.  Endeavour is motivated to make a positive difference in people's lives.

In the workplace, it means rigorous safety standards, procedures and training to ensure our employees work in a safe and healthy manner.  In the environment, it means taking extra measures to maintain and improve the integrity of local ecosystems.  In the communities, it means supporting local people and governments whenever possible to enhance their standard of living.

In 2012, Endeavour’s sustainability programs ranged from improving our safety policies and practices; supporting health programs for our employees and the local communities; enhancing environmental stewardship and reclamation; sponsoring educational scholarships and job skills training programs; sponsoring community cultural events and infrastructure improvements; and supporting charitable causes.

Sustainability Highlights 2012

Safety

•	Won 1st, 2nd and 3rd place awards at Durango State mine rescue and first aid competitions
•	Reduced lost time accident frequency rate even with the sharp increase in hours worked due to the mine expansions at Guanacevi and Bolanitos and the acquisition of the El Cubo mine
•	Increased safety training hours and audits per employee
•	Dramatically improved safety record and reduced safety incidents at El Cubo

Health

•	Awarded Certificate of Healthy Company from the Durango State Secretary of Health
•	Brought doctors and nurses to local schools and community centers, sponsored medical, dental and optical checkups for employees and local citizens
•	Donated 100 eyeglasses and 20 wheelchairs to people in need
•	Sponsored sex and drug education and addiction prevention classes and counseling in local schools
•	Sponsored nutrition/obesity and women’s health classes and counseling in local communities
•	Rehabilitated the drinking water reservoir for the town of La Luz

Environment

•	Planted 16,200 trees and cacti to reclaim disturbed areas including historic areas disturbed by others
•	Built a dry stack tailings facility at Guanacevi to create a smaller tailings footprint and recover water and chemicals more efficiently
•	Established a wild life management and jaguar conservation project at San Sebastian
•	Sponsored children’s “clean up the town” days to support “green” practices in local communities
•	Cleaned up contaminated soil areas at El Cubo and San Sebastian
•	Conducted continuous water sampling around each of our mining operations to maintain the integrity of the local water supplies

Education

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Conducted mine skills training programs to provide career skills and job opportunities for the young and unemployed as well as cooking classes, ceramics courses and stone sculpting training programs to support cottage industries

•	Sponsored second year of five year $1 million university scholarship program in Canada to support students studying the Earth Sciences at Queens University and the University of British Columbia
•	Sponsored 60 scholarships in Mexico for local students in primary, secondary and university educations including “stay in school” and academic performance programs
•	Donated educational materials, construction materials and musical instruments to local schools
•	Conducted tours of our mine and plant operations for local schools

Community

•	Received Certificate of Social Responsibility for El Cubo from the federal government in Mexico
•	Created many job opportunities in 2012 and employed 1900 people in Mexico at year end
•	Sponsored many local cultural events and festivals, including time, materials, resources, food, flowers, gifts, and a Christmas feast for 2000 people at Guanajuato
•	Sponsored summer camps for children and transportation to museums and cultural events
•	Sponsored food programs for children in need
•	Sponsored several sports teams and tournaments including clothing, equipment, fields, transportation, food and accommodations
•	Sponsored theatre, dance, song and art groups
•	Funded several community infrastructure improvement projects including labour and materials to build school rooms, repair church, school and community facilities and repair and maintain roads

Charities

•	Provided financial support for the following charitable causes:
•	"Mining for Miracles Campaign" to help build a new BC Children's Hospital
•	“Canucks for Kids Fund” to support children with medical needs
•	“Canuck Place Children's Hospice” to care for children with life threatening illnesses
•	“Special Olympics of British Columbia” to support people with disabilities
•	“Covenant House of Vancouver” to support homeless people
•	“Big Sisters of Vancouver” to support girls with single parents
•	“The Passion Project” to support personal growth and community building
•	“The Nature Trust of BC” to support conservation of different eco-systems

Sustainability Outlook 2013

The recent appointment of David Tingey as the Company’s new Vice President of Health, Safety and Sustainability is a reflection of Endeavour’s commitment to sustainable practices and its goal to create benefits of lasting value for all stakeholders.  The Company is in the process of updating its Sustainability page on the website to provide more detail on its sustainability programs going forward.

Endeavour’s Board of Directors is also forming a new Sustainability Committee and management has commissioned its first annual sustainability report, to be published prior to the Annual General Meeting of the Shareholders in 2013.  The Company’s sustainability plans and goals will be refined upon receipt of the sustainability report but for 2013, Endeavour’s plans include:

•	Safety - Continue reducing the lost time accident frequency rate
•	Health – Help identify sources of permanent drinking water for the town of El Cubo
•	Environment – Extend Bolanitos tailings tunnel to keep rain water separate from recycled water
•	Education – Sponsor more scholarships for needy students wanting to further their education
•	Community – Commence at El Cubo the many community programs Endeavour supports elsewhere
•	Charities – Form a charitable foundation in Mexico to expand our financial support for charities

Bradford Cooke, CEO and Director, commented, “Endeavour has proactively developed and implemented socially responsible policies and practices for all of its sustainability activities since we arrived in Mexico in 2003.  This year, we plan to take another step forward in the expansion and refinement of our sustainability policies and practices, for the lasting benefit of all our stakeholders.”

To view more information about our Community Social Responsibility efforts please visit our website.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Corporate Communications Coordinator
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com